

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Benjamin Aronovitch
Chief Legal Officer
Offerpad Solutions Inc.
2150 E. Germann Road, Suite 1
Chandler, Arizona 85286

> **Re: Offerpad Solutions Inc.**
> **Registration Statement on Form S-1**
> **Filed September 24, 2021**
> **File No. 333-259790**

Dear Mr. Aronovitch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 202-551-4074 or Maryse Mills-Apenteng at 202-551-3457 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Drew Capurro